UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date:  December 19, 2006

   “Timothy O. Searcy”

Timothy O. Searcy, President, Chief

Executive Officer and a member of

the Board of Directors

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Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1

News Release - December 19th, 2006 - Luna Gold Corp. (TSXV - LGC, OTCBB - LGCU) (“Luna” or the “Company”) announces that its earn-in partner and operator of the Red Rock exploration program, Centerra (U.S.) Inc. (“Centerra”), has completed two drill holes this season, RRC06-06C and RRC06-08, on Luna’s Red Rock property.

Suite 920-475 West Georgia Street Vancouver, BC V6B 4M9	Tel: 1-604-689-7317 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

UPDATE ON THE RED ROCK EXPLORATION PROJECT

Vancouver, December 19th, 2006 - Luna Gold Corp. (TSXV - LGC, OTCBB - LGCU) (“Luna” or the “Company”) announces that its earn-in partner and operator of the Red Rock exploration program, Centerra (U.S.) Inc. (“Centerra”), has completed two drill holes this season, RRC06-06C and RRC06-08, on Luna’s Red Rock property.  Both holes were pre-collared using a reverse circulation rig and RRC06-06C was then extended using a core rig.  Centerra will deepen hole RRC06-08 with a core rig in 2007.  Both holes targeted lower plate rocks below the Roberts Mountains thrust fault, specifically the Roberts Mountains Formation (RMF), adjacent to structures that appear to control alteration at surface.

Tim Searcy, Luna’s President, comments “Although the drilling didn’t encounter any strong mineralization, it is the first deep hole on this sizable property and it did encounter: coincident gold and mercury anomalies in the upper plate rocks, a thick (176 m) intercept of decalcified and antimony-enriched RMF at a relatively shallow depth, multiple zones of jasperoid development in the lower plate below the RMF, and a feldspar porphyry dike near the bottom of the hole.  We believe the combination of alteration and the mercury and antimony anomalies, elements that are often associated with gold mineralization, is a good indication that RRC06-06C might be distal to a Carlin – type system.”

RRC06-06

Hole 06 was drilled on the eastern side of the property.  It intersected RMF at a relatively shallow depth of 439 m, and continued in the favourable carbonaceous calc-siltstone lithology for 176 m.  A 195 m zone of anomalous mercury in upper plate rocks in hole RRC06-06C is partially overlapped by a 58 m zone of anomalous gold (to 65 ppb).

RRC06-08

Hole RRC06-08 was drilled in the central section of the property.  It reached a depth of 396 m with the RC rig and did not penetrate the Roberts Mountains thrust.  The upper plate rocks show intermittent alteration and have been cut by several faults.  The best gold assay (232 ppb) of the two holes occurred in a fault zone between 26 and 34 m depth.

New Claims

Centerra has added fifty-three new claims to the project, increasing Luna’s land package in the area to 269 claims.

Tim Searcy, P.Geo. is the Qualified Person with respect to NI 43-101 for Luna.  All rock samples are assayed for gold using standard fire assay with atomic absorption finish and multi-element ICP-MS for whole rock analysis, both by ALS Chemex of Sparks Nevada.  QA/QC programs using internal and external standard samples, reassays, and blanks indicate good accuracy and precision to the assays.

About Luna Gold Corp

Luna is a TSXV and OTCBB listed company with a focus on gold exploration projects in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.

“Tim Searcy”

Tim Searcy, P. Geo. – President and CEO

Website: www.lunagold.com

For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility

for the adequacy or accuracy of this release.

Regulatory Footnotes

All of Luna’s exploration programs and pertinent technical disclosures are prepared by, or under the direct supervision of, Tim Searcy, P.Geo..  Mr. Searcy, the President and CEO of Luna Gold, is Luna’s qualified person (QP) under the definition of National Instrument 43-101.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.’s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.